FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from January 1, 2020 to January 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 12, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from January 1, 2020 to January 31, 2020 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on February 12, 2020]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of January 31, 2020

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))		300,000,000	150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) January 6 January 7 January 8 January 9 January 10 January 14 January 15 January 16 January 17 January 20 January 21 January 22 January 23 January 24 January 27 January 28 January 29 January 30	2,439,800 2,904,500 2,568,300 2,721,000 2,007,200 2,502,000 2,643,200 3,160,000 2,339,000 1,746,300 2,424,600 1,782,300 2,391,100 2,850,000 2,485,100 2,876,400 2,147,200 3,010,000	1,351,807,960

1,631,124,700

1,440,270,420

1,559,029,670

1,157,573,500

1,453,110,900

1,513,330,730

1,790,775,910

1,328,405,500

996,502,020

1,376,948,880

1,020,912,210

1,366,941,920

1,614,872,160

1,388,941,650

1,599,497,300

1,211,869,150

1,712,368,570

Total	—	44,998,000	25,514,283,150

Aggregate shares repurchased as of the end of this reporting month	287,301,400		143,227,584,010

Progress of share repurchase (%)	95.8		95.5

2.	Status of disposition

as of January 31, 2020

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)

January 6

January 7

January 8

January 9

January 10

January 14

January 15

January 16

January 17

January 20

January 21

January 22

January 23

January 24

January 27

January 28

January 29

January 30

January 31

		14,000 34,600 2,000 38,300 26,800 30,800 40,900 6,700 8,400 18,300 2,300 12,600 19,400 10,900 79,500 34,300 29,300 1,400 23,200	14,000 34,600 2,000 38,300 26,800 30,800 40,900 6,700 8,400 18,300 2,300 12,600 19,400 10,900 79,500 34,300 29,300 1,400 23,200
Subtotal	—	443,700	443,700
Total	—	443,700	443,700

3.	Status of shares held in treasury

as of January 31, 2020

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	446,080,655

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.